Exhibit 99.13

PRESS RELEASE

United States: TotalEnergies Signs Agreements with U.S.
Department of Interior to End its U.S. Offshore Wind Projects

Washington DC, March 23, 2026 – TotalEnergies has signed settlement agreements with the United States Department of the Interior (DOI) to relinquish its Carolina Long Bay lease (Lease OCS-A 0545) and its New York Bight lease (Lease OCS-A 0538), both awarded in 2022, along with its partners. As a result, TotalEnergies will no longer develop offshore wind projects in the United States.

Under the terms of the settlement, TotalEnergies will recover the lease fees paid and will invest an equal amount in the development of U.S. Gas & Power production and exports.

TotalEnergies’ studies on these leases have shown that offshore wind developments in the United States, unlike those in Europe, are costly and might have a negative impact on power affordability for U.S. consumers. Since other technologies are available to meet the growing demand for electricity in the United States in a more affordable way, TotalEnergies considers there is no need to allocate capital to this technology in the U.S.

“TotalEnergies is pleased to sign these settlement agreements with the DOI and to support the Administration’s Energy Policy. Considering that the development of offshore wind projects is not in the country’s interest, we have decided to renounce offshore wind development in the United States, in exchange for the reimbursement of the lease fees,” said Patrick Pouyanné, Chairman of the Board of Directors and Chief Executive Officer of TotalEnergies. “Furthermore, these agreements, under which we will reinvest the refunded lease fees to finance the construction of the 29 Mt Rio Grande LNG plant and the development of our oil and gas activities, allows us to support the development of U.S. gas production and export. These investments will contribute to supplying Europe with much-needed LNG from the U.S. and provide gas for U.S. data center development. We believe this is a more efficient use of capital in the United States.”

TotalEnergies has also signed recently a Letter of Intent (LOI) with Glenfarne, lead developer of the Alaska LNG project, for the long-term offtake of 2 million tons per year (Mtpa) of liquefied natural gas (LNG) over 20 years, subject to the project’s final investment decision.

About TotalEnergies in the United States

TotalEnergies is deploying its integrated energy model across the United States, where it has been active since 1957. Since 2022, TotalEnergies has invested nearly $12 billion in the U.S. to accelerate development in oil, LNG, and electricity. TotalEnergies is integrated throughout the LNG value chain, with upstream gas production assets in Texas and offshore U.S. With 19 million tons exported in 2025, TotalEnergies is the number 1 exporter of U.S. LNG. The U.S. is also a key country for the deployment of TotalEnergies’ Integrated Power strategy with 10 GW of installed power capacity.

***

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).